UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 7, 2005.

Commission File Number 001-14642

ING Groep N.V.

(Translation of registrant’s name into English)

Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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This Report contains a copy of the following:

(1)     The Press Release issued on December 7, 2005.

Amsterdam • 7 December 2005

ING launches offer to buy back US$ 1.2 billion in legacy debt

ING Group announced today a cash tender offer has been launched to buy back up to US$ 1.2 billion (EUR 1.0 billion) in outstanding legacy debt securities issued by two predecessors of its U.S. subsidiary, Lion Connecticut Holdings Inc. The transaction will allow ING to refinance the debt and reduce interest expenses, while offering investors an early exit option from securities with low liquidity.

The tender offer is being made by Lion Connecticut Holdings for any and all of the following securities:

Original Issuer	Title of Securities	CUSIP No.	Amount Outstanding	Fixed Spread (in basis points)	Reference U.S. Treasury Security
Aetna Services, Inc. (formerly Aetna Life & Casualty Co.)	6.750% Debentures due 15 September 2013	008117AD5	$200,000,000	+69	4.500% due November 2015
Aetna Services, Inc. (formerly Aetna Life & Casualty Co.)	7.250% Debentures due 15 August 2023	008117AG8	$200,000,000	+78	5.375% due February 2031
Aetna Services, Inc. (formerly Aetna Life & Casualty Co.)	7.625% Debentures due 15 August 2026	008117AH6	$450,000,000	+80	5.375% due February 2031
Aetna Services, Inc. (formerly Aetna Life & Casualty Co.)	6.970% Debentures due 15 August 2036	008117AJ2	$299,119,000	+85	5.375% due February 2031
Equitable of Iowa Companies Capital Trust II	8.424% Series B Capital Securities due 1 April 2027	294514AC8	$50,000,000	+90	5.375% due February 2031

The purchase price for each US$ 1,000 principal or liquidation amount will be calculated based on a fixed spread over the yield based on the bid-side price of the applicable reference security as indicated in the table above, plus accrued and unpaid interest or distributions. (See the Offer to Purchase document, Schedule B for example pricing calculations.) The tender offer will expire at 5 p.m. New York time on 15 December 2005, unless extended or earlier terminated by the offering company. The settlement is expected on the third business day after the expiration of the tender offer.

ING plans to refinance the debt through ING Verzekeringen NV, the parent company of Lion Connecticut Holdings Inc. The impact of the transaction on the earnings of ING Group will depend on general market circumstances as well as the percentage of securities tendered and accepted in the tender offer. Final details on the impact will be announced after the expiration of the tender offer.

Press enquiries: ING Group Dorothy Hillenius, +31 20 541 6522, dorothy.hillenius@ing.com

Information on the tender offer is available via J.P. Morgan Securities Inc, the Dealer Manager, at +1-866-834-4666 (toll free). Requests for documents may be directed to the Information Agent, Global Bondholder Services Corporation, at +1-212-430-3777 (collect calls accepted.)

This announcement is not an offer to purchase or the solicitation of an offer to sell any securities. The tender offer for the securities is only being made pursuant to the Offer to Purchase dated 7 December 2005 and the related Letter of Transmittal.

The Offer to Purchase document is available at www.ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries.
With a diverse workforce of about 114,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen

C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: December 7, 2005